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                            September 14, 2020

       John McGrath
       Chief Executive Officer
       Pactiv Evergreen Inc.
       1900 W. Field Court
       Lake Forest, Illinois 60045

                                                        Re: Pactiv Evergreen
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            FIled September 8,
2020
                                                            File No. 333-248250

       Dear Mr. McGrath:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2020 letter.

       Form S-1 filed September 8, 2020

       Legal Opinion, Exhibit 5.1, page i

   1. We note that the legal opinion currently opines on up to 41,026,000,000 shares of common stock including
up to 6,153,900 shares of common stock to cover the
                                                        underwriters    option
to purchase additional shares of common stock. Please have legal counsel revise the
legal opinion to cover all the securities being offered. See the
                                                        Calculation of
Registration Fee table.

              You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell,
       Staff Accountant at (202) 5551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
 John McGrath
Pactiv Evergreen Inc.
September 14, 2020
Page 2

3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJohn McGrath                           Sincerely,
Comapany NamePactiv Evergreen Inc.
                                                         Division of
Corporation Finance
September 14, 2020 Page 2                                Office of
Manufacturing
FirstName LastName